November 28, 2018

Chris Lotito
Chief Executive Officer
AS Capital, Inc.
3609 Hammerkop Drive
North Las Vegas, NV 89084

       Re: AS Capital, Inc.
           Registration Statement on Form 10-12(g)
           Filed on November 1, 2018
           File No. 000-55999

Dear Mr. Lotito:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12(g)

Business Development, page 2

1. Please revise the first four paragraphs to discuss your business operations and your status as a reporting company during the period specified. Also, describe your business operations, if any, during the period subsequent to your Form 15 filing and prior to August
      9, 2018.
2. Your disclosure on page 2 notes that a Nevada court awarded custodianship to XTC,
      Inc. in August 2018. Please revise to explain this development, including:
        the reason(s) why the shareholder action was undertaken;
        XTC's connection, if any, to the company at the time of the action; and any material terms governing the court's awarding of custodianship to
XTC.
      Please also provide us a copy of the shareholder action and the court order.
 Chris Lotito
FirstName LastNameChris Lotito
AS Capital, Inc.
Comapany 28, 2018 Capital, Inc.
November NameAS
November 28, 2018 Page 2
Page 2
FirstName LastName



Form of Acquisition, page 5

3. We note your disclosure on page 6 that XTC has agreed to provide you the necessary funds to implement your business plan. Please revise to disclose the material terms of this arrangement and file the agreement as an exhibit to the registration statement. For additional guidance, refer to Compliance Disclosure Interpretations, Regulation S-K,
         Question 146.04.
There are issues impacting liquidity of our securities..., page 11

4. We refer to your risk factor disclosure on page 13 concerning your status as a blank check company and the applicability of Rule 419 to any subsequent offerings. Please revise your risk factor disclosure on page 11, which references a future resale offering registered on Form S-1, to discuss the applicability of Rule 419 to any such resale offering. Refer to
         Compliance Disclosure Interpretations, Securities Act Rules, Section 616.02.
Security Ownership of Certain Beneficial Owners, page 14

5. Your disclosures indicate that you have three classes of voting securities: Common
         Stock, Series A Convertible Preferred Stock, and Series C Preferred Stock. Accordingly,
         please provide beneficial ownership disclosure for each class. Refer to Item 403(a) and
         (b) of Regulation S-K.
6. Please revise the table to name each officer and director and report their holdings for each class of security. Refer to Regulation S-K, Item 403(b).
Directors and Executive Officers, page 15

7. With respect to Chris Lotito, please describe the nature of the business consulting that he has performed during the past five years. Also, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as an executive officer and director. See Item 5 of Form 10 and Item 401(e) of Regulation S-K.
8. Please clarify and expand your disclosure regarding John Karatzaferis' principal business activities during the last five years. For instance, revise to clarify his dates of employment and the nature of the consulting performed at each identified company.
9. Based on the disclosures in this section, it is unclear whether either of your officers/directors has worked in the United States. Accordingly, please tell us whether your officers and directors reside in the United States.
Financial Statements, page F-1

10. Please amend your filing to include your interim September 30, 2018 financial statements.
 Chris Lotito
AS Capital, Inc.
November 28, 2018
Page 3
Report of Independent Registered Public Accounting Firm, page F-2

11. Please have your independent auditor revise its report with respect to your December 31,
      2017 and 2016 financial statements to provide the exact date when the report was issued.
      Currently only the year and month but not the day of the issuance is reflected.
12. We note that your independent auditor is located in Nigeria but your corporate headquarters are located in Nevada. Please tell us whether your independent auditor is licensed in the State of Nevada. Please explain why the location from which the audit report was rendered is Nigeria. Include a discussion of where your financial records are maintained and where the audit work was principally conducted. Tell us where your
      CEO/CFO is located.
13. Please ask your independent auditor to revise the audit report to comply with PCAOB AS
      3101, The Auditor's Report on an Audit of Financial Statements When the Auditor
      Expresses an Unqualified Opinion. Refer to paragraphs 12-16 of AS 2415 and SEC
      Release 34-81916..
General

14. Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on
      Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the
      Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joseph McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameChris Lotito
Comapany NameAS Capital, Inc.                              Division of
Corporation Finance
                                                           Office of Healthcare
& Insurance
November 28, 2018 Page 3
FirstName LastName Dowling, Esq.
cc:       Elaine